                                                                    Exhibit 12-A

                        Delmarva Power & Light Company

                      Ratio of Earnings to Fixed Charges
                      ----------------------------------
                            (Dollars in Thousands)

                                         12 Months
                                           Ended
                                         September 30,                         Year Ended December 31,
                                                        -------------------------------------------------------------------
                                           2000            1999           1998          1997          1996          1995
                                        -----------     -----------   -----------    ---------    ----------     ----------
Income before extraordinary item        $  125,772      $   142,179   $   112,410    $ 105,709    $  116,187     $ 117,488
                                        -----------     -----------   -----------    ---------    ----------     ----------

Income taxes                                82,325           95,321        72,276       72,155        78,340        75,540
                                        -----------     -----------   -----------    ---------    ----------     ----------
Fixed charges:
     Interest on long-term debt
        including amortization of
        discount, premium and
        expense                             77,289           77,790        81,132       78,350        69,329        65,572
     Other interest                          6,215            6,117         9,328       12,835        12,516        10,353
     Preferred dividend require-
        ments of a subsidiary
        trust                                5,687            5,687         5,688        5,687         1,390             -
                                        -----------     -----------   -----------    ---------    ----------     ----------
        Total fixed charges                 89,191           89,594        96,148       96,872        83,235        75,925
                                        -----------     -----------   -----------    ---------    ----------     ----------

Nonutility capitalized interest                  -                -             -         (208)         (311)         (304)
                                        -----------     -----------   -----------    ---------     ---------     ---------


Earnings before extraordinary
     item, income taxes, and
     fixed charges                      $  297,288      $   327,094   $   280,834    $ 274,528    $  277,451     $ 268,649
                                        ==========      ===========   ===========    =========    ==========     ==========
Ratio of earnings to fixed charges            3.33             3.65          2.92         2.83          3.33          3.54

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, plus the estimated interest component of rentals.